[General Mills Letterhead]

Richard C. Allendorf
Senior Vice President;
General Counsel and Secretary

General Mills, Inc.
Number One General Mills Blvd.
Minneapolis, MN 55426

VIA EDGAR

March 21, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Annual Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that General Mills, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended February 25, 2018 which was filed with the U.S. Securities and Exchange Commission on March 21, 2018.

Respectfully,

General Mills, Inc.

By:	/s/ Richard C. Allendorf
Richard C. Allendorf
Senior Vice President, General Counsel and Secretary